YUKON-NEVADA GOLD CORP. RESUMES GOLD PRODUCTION AT JERRITT CANYON, NEVADA

Vancouver, BC – October 20, 2009 -- Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) is pleased to announce that it has recommenced processing ore and gold production at its Jerritt Canyon facility 50 miles from Elko, Nevada. Jerritt Canyon is owned and operated by Queenstake Resources U.S.A. Ltd. (“Queenstake”), a wholly owned subsidiary of Yukon-Nevada Gold Corp. (“YNG” or the “Company”). The Consent Decree was entered into the Elko District Court, October 15, 2009, thus setting its effective date and allowing for the restart of the milling facility

The first gold pour was attended by the Chief Operating Officer (COO) of YNG, Graham Dickson, Scott Alcorn the Process Superintendent, Craig Martinez the Electrical Superintendent and Pablo Cortez the Information Technology Manager. Present also were the following representatives of YNG; Randy Hassen, Ruston Hebdon, Dave Hoegger, Mathew Jones, Mike McGhee Sr., Mike McGhee Jr., Jeremiah Walters, Jeannie Butterfield and from the Elko Daily Free Press, Adella Harding.

COO Graham Dickson was happy to see the successful culmination of a great deal of effort and hard work expended by the employees of YNG. Mr. Dickson said, “We can now concentrate on our plans to keep the property in compliance, restart mining at Jerritt Canyon at both the Smith and SSX mine and to make further advance towards profitable production at Ketza River in the Yukon Territory.

Ongoing permitting at Starvation Canyon, Nevada will allow the Company, in the future, to realize an increase in the production of gold ounces at Jerritt Canyon.”

As previously stated in the October 14, 2009 news release; by milling a combination of available stock piles and recommencing mining activity, the Company is targeting a total production of 150,000 ounces of gold in the first full year of production at a cash cost of US$465 per ounce after re-start of operations and after the mill establishes steady state operation.

The Company is also pleased to announce the appointment to the Board of Directors of Jean-Edgar Trentinian, Terry Eisenman and Simon Solomonidis. Peter Holbek, M.Sc., P.Geo., RJ (Don) MacDonald, CA and Neil J.F. Steenberg have resigned from the Board to allow the Board of Directors to more accurately reflect the shareholder base of the Company. The Company wishes to thank the outgoing Directors for their valuable services to the Company during a difficult period in the Company’s development.

This News release was reviewed and approved by the Company’s Senior Geologist, Todd Johnson, M.Sc., the Qualified Person for purposes of this release.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Arizona and Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jeanny So
Investor Relations Manager	Director of Operations
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 225
Email: nicole@yngc.ca	Email: jeanny@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.